UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MARCHEX, INC.

(Name of Subject Company (Issuer))

Marchex, Inc.

Edenbrook Capital, LLC

Edenbrook Long Only Value Fund, LP

Edenbrook Value Fund, LP

Jonathan Brolin

(Name of Filing Persons (Offerors))

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

56624R108

(CUSIP Number of Class of Securities)

Michelle Paterniti

General Counsel

Marchex, Inc.

520 Pike Street, Suite 2000

Seattle, Washington 98101

(206) 331-3300

and

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Ledbetter

DLA Piper LLP (US)

Seattle, WA 98104

United States

(206) 839-4845

and

F. Xavier Kowalski

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2549

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$19,600,000	$2,544.08
*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of a maximum of 10,000,000 shares of Class B common stock, par value $0.01 per share, of the Issuer at the maximum tender offer price of $1.96 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,544.08	Filing Party: Marchex, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on May 24, 2016 by Jonathan Brolin and Edenbrook Capital, LLC, as amended prior to the date hereof.

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,796,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,796,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,796,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.56%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,788,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,788,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,788,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,796,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,796,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,796,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.56%
14	TYPE OF REPORTING PERSON IN

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Marchex, Inc., a Delaware corporation (the “Company”), Edenbrook Long Only Value Fund, LP, a Delaware limited partnership, and Edenbrook Value Fund, LP, a New York limited partnership, each of which are managed by Edenbrook Capital, LLC, a New York limited liability company (“Edenbrook Capital” and, together with Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP, “Edenbrook,” and together with the Company, “we,” or “us”). This Schedule TO relates to offer by the Company and Edenbrook to purchase up to 10,000,000 shares of Class B common stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at a price of either (i) $1.80 per share, if up to 6,000,000 shares are tendered, and (ii) $1.96 per share, if more than 6,000,000 up to 10,000,000 shares are tendered, net to the seller in cash, less any applicable tax withholding and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made by the Company and Edenbrook and upon the terms and subject to the conditions of the Offer, the Company and Edenbrook are each only required to purchase 50% of those shares properly tendered, up to 10,000,000 shares in the aggregate. Unless the context otherwise requires, all references to “shares” shall refer to the common stock and all references to “shares properly tendered” shall refer to “shares properly tendered and not properly withdrawn in the Offer.” All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time (as defined in the Offer to Purchase), the Company and Edenbrook will determine the Purchase Price, based on the number of shares properly tendered, up to 10,000,000 shares in the aggregate. Once the Purchase Price has been determined, we intend to promptly disclose such price in a manner calculated to inform stockholders of this information, which will include a press release.

All shares we purchase in the Offer will be purchased at the same Purchase Price. If more than 10,000,000 shares are properly tendered, we will purchase all shares properly tendered on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Shares properly tendered, but not purchased pursuant to the Offer will be returned to the tendering stockholders at our expense promptly after the Offer expires.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and issuer is Marchex, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 520 Pike Street, Suite 2000, Seattle, Washington 98101, and its telephone number is (206) 331-3300.

(b) As of August 10, 2020, the Company had 39,896,634 outstanding shares of common stock, which are quoted on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “MCHX.” The information set forth in the “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the “Summary Term Sheet” and Section 8—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)-(c) This Schedule TO is filed by the Company and Edenbrook. The Company is both a filing person and the subject company. The Company’s business address and telephone number are set forth in Item 2(a) above. The information set forth in Section 10—“Information About the Company,” Section 16—“Certain Information Concerning Edenbrook,” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The Company and Edenbrook, severally and not jointly, seek to purchase up to 10,000,000 shares of the Company’s common stock in the aggregate (with up to 5,000,000 shares to be purchased by the Company and up to 5,000,000 shares to be purchased by Edenbrook) at a price either (i) $1.80 per share, if up to 6,000,000 shares are tendered, and (ii) $1.96 per share, if more than 6,000,000 up to 10,000,000 shares are tendered, net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet,” “Introduction,” Section 1—“Terms of the Offer,” Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 3—“Procedures for Tendering Shares,” Section 4—“Withdrawal Rights,” Section 5—“Purchase of Shares and Payment of Purchase Price,” Section 6—“Conditional Tender of Shares,” Section 7—“Conditions of the Tender Offer,” Section 9—“Source and Amount of Funds”, Section 11—“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, Section 12—“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act,” Section 14—“Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders,” and Section 15—“Extension of the Tender Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the “Summary Term Sheet,” “Introduction,” Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 10—“Information About the Company,” and Section 11—“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b), (e) The information set forth in the Introduction, “Summary Term Sheet,” Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 10—“Information About the Company,” Section 11—“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 16—“Certain Information Concerning Edenbrook,” and Section 17—“Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(c) The information set forth in the “Summary Term Sheet”, Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 11—“Interests of Directors and Executive Officers Transaction and Arrangements Concerning the Shares”, Section 12—“Effects of the Tender Offer on the Market for Shares, Registration under the Exchange Act”, Section 16—“Certain Information Concerning Edenbrook,” and Section 17—“Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the “Summary Term Sheet” and Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)-(b) The information set forth in Section 10—“Information About the Company,” Section 11—“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 16—“Certain Information Concerning Edenbrook,” and Section 17—“Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 18—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not material.

Item 11. Additional Information.

(a)(1)	The information set forth in Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 7—“Conditions of the Tender Offer”, Section 10—“Information About the Company”, Section 16—“Certain Information About Edenbrook”, Section 17—“Background of the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth in Section 13—“Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	The information set forth in Section 13—“Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	None.

(a)(5)	None.

(c)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the offer to purchase the shares to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits.

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARCHEX, INC.

By:	/s/ MICHELLE PATERNITI
	Name:	Michelle Paterniti
	Title:	General Counsel

EDENBROOK CAPITAL, LLC

By:	/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY:	Edenbrook Capital Partners, LLC

By:	/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

EDENBROOK VALUE FUND, LP

BY:	Edenbrook Capital Partners, LLC

/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin

Dated: August 31, 2020

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)*	Offer to Purchase, dated August 31, 2020.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Joint press release issued by Edenbrook and the Company, dated August 31, 2020.

(b)	Not applicable.

(d)(1)*	Tender Offer Agreement (the “Tender Offer Agreement”) by and between Edenbrook and the Company, dated August 31, 2020.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith